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                     SEC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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FEB 27 2017

SEC FILE NUMBER
8- 68027

FACING PAGE   Washington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2016__ AND ENDING __DECEMBER 31, 2016__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHIL DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, SUITE 100

(No. and Street)

PORTLAND	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WESTON SOMMERS   (207) 553-7129

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP

(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11 FLOOR	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, WESTON SOMMERS , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BHIL DISTRIBUTORS, LLC , as

of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
_____
Title

_____
Notary Public   My Commission Expires 10/30/2022

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BHIL Distributors, LLC
(f/k/a BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying statement of financial condition of BHIL Distributors, LLC (f/k/a BHIL Distributors, Inc.) (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of BHIL Distributors, LLC (f/k/a BHIL Distributors, Inc.) as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 22, 2017



MARCUMGROUP
M E M B E R

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash	$ 681,593	
12b-1 fees receivable	955,500	
Prepaid expenses	47,215	
Other receivables	87,949	
Total Assets		$ 1,772,257
Liabilities and Member's Equity		
Liabilities		
Accrued 12b-1 fees	$ 1,218,283	
Due to related party	81,419	
Accrued expenses and other liabilities	40,807	
Total Liabilities		$ 1,340,509
Commitments and Contingencies		
Member's Equity		431,748
Total Liabilities and Member's Equity		$ 1,772,257

The accompanying notes are an integral part of this financial statement.   2

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 1 - ORGANIZATION

BHIL Distributors, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On June 15, 2016, Beacon Hill Fund Service, Inc., ("Former Parent"), entered into an agreement to sell the Company to the Parent. In connection with the sale, the Company reincorporated and converted its tax status from an Ohio corporation to a Delaware limited liability company on July 31, 2016. The acquisition consummated on July 31, 2016, and for tax purposes, the Company will be treated as a division of the Former Parent for the period January 1, 2016 through July 31, 2016, and a division of Foreside for the period August 1, 2016 through December 31, 2016.

The accounting for the acquisition including the records of all assets and liabilities recorded at fair value and any associated intangibles is recorded at the Parent company and has not been reflected in this financial statement.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor and principal underwriter for various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2016, the Company had no cash equivalents.

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2016, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

INCOME TAXES

For the period January 1, 2016 through July 31, 2016, (prior to the acquisition), the Company was a tax paying entity. There is no provision for federal income taxes or state and local taxes as there were no profits for the period January 1, 2016 through July 31, 2016. As of August 1, 2016, the Company was organized as a Limited Liability Company ("LLC") that elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are passed through to Foreside for the period August 1, 2016 through December 31, 2016. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

4

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivable and accounts payable.

As of December 31, 2016, the Company had no financial instruments that required to be fair valued.

There were no transfers between Levels 1, 2, and 3 as of December 31, 2016.

At December 31, 2016, the Company did not hold any Level 2 or Level 3 assets or liabilities.

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. Effective August 1, 2016, the Company shares office space and equipment with affiliates, which are under common control of Foreside. Prior to August 1, 2016, the Company shared office space and equipment with affiliates which were under common control of the Former Parent. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended December 31, 2016, these allocated expenses totaled $1,047,211, (including $612,249 of expenses from January 1, 2016 through July 31, 2016 from the Former Parent. At December 31, 2016, amounts due to the related party totaled $81,419, which is included in "Due to related party" on the Statement of Financial Condition.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2016, the Company received capital contributions from the Parent totaling $140,000.

During the year ended December 31, 2016, the Company made capital distributions to the Former Parent totaling $160,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $296,584, which was $207,217 in excess of its minimum required net capital of $89,367. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 4.52 to 1.

The Company is a fund member of the National Securities Clearing Corporation ("NSCC") which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

NOTE 8 - CONCENTRATIONS

As of December 31, 2016, two clients accounted for approximately 86% of service fee accounts receivable due from clients which are included in "Other receivables" in the accompanying Statement of Financial Condition.

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 9 - AGREEMENTS

The Company has Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are generally for an initial two year term. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreements. The Agreements are generally terminable without penalty, with 60 days' prior written notice, by the Funds' Board of Trustees or by the Company, in accordance with the terms of the Agreements. The Company has also entered into Distribution Services Agreements with the Advisors (the "Services Agreements") which continue in effect through the terms of the Agreements, and a Securities Activities and Services Agreement ("SASA") with the Advisors which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.

BHIL DISTRIBUTORS, LLC
(Formerly Known as BHIL Distributors, Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016